SECU[redacted]IISSION

15026606

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAY 14 2015 WASH., DC

SEC FILE NUMBER
~~468883~~

8-69341

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BHA Select Network**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Central, Suite 300
(No. and Street)

Southborough	**MA**	**01772**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel McDermott **508-786-0480**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Wolf & Company, PC
(Name - if individual, state last, first, middle name)

99 High Street	**Boston**	**MA**	**02110**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel C. McDermott, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of BHA Select Network, as of May 13 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Subscribed and sworn to before me this 13 day of May, 2015

Notary Public

POOJA SAMMETA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 19, 2021

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [X] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [X] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BHA Select Network, LLC

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2014

BHA SELECT NETWORK, LLC

CONTENTS

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of BHA Select Network, LLC:

We have audited the accompanying statement of financial condition of BHA Select Network, LLC as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BHA Select Network LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
May 13, 2015

BHA SELECT NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS		
Cash and cash equivalents	$	59,554
Prepaid expenses		258,054
Fee revenue receivable		121,550
Deposit-FINRA		1,802
TOTAL ASSETS	$	440,960

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	3,896
Deferred revenue		187,613
Accrued payroll		33,918
TOTAL LIABILITIES		225,427
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		215,533
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	440,960

The accompanying notes are an integral part of these financial statements.

BHA SELECT NETWORK, LLC
STATEMENT OF OPERATIONS
Period from March 5, 2014 (commencement of operations as a registered broker-dealer) to December 31, 2014

REVENUES	
Fee revenue	
Other revenue	$ 1,107,938
	6
TOTAL REVENUES	1,107,944
EXPENSES	
Salaries and related	476,891
Sales and Marketing	16,430
Occupancy	159,277
Office and related	38,284
Professional fees	148,593
Depreciation and amortization	7,330
Regulatory expenses	46,782
TOTAL EXPENSES	893,587
OTHER INCOME	
Forgiveness of debt	25,000
Net Income	$ 239,357

The accompanying notes are an integral part of these financial statements.

BHA SELECT NETWORK
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Period from March 5, 2014 (commencement of operations as a registered broker-dealer) to December 31, 2014

MEMBER'S EQUITY, BEGINNING OF PERIOD	$	60,176
Member's withdrawals		(84,000)
Net loss		239,357
MEMBER'S EQUITY, END OF PERIOD	$	215,533

The accompanying notes are an integral part of these financial statements.

BHA SELECT NETWORK, LLC
STATEMENT OF CASH FLOWS
Period from March 5, 2014 (commencement of operations as a registered broker-dealer) to December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 239,357
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(251,709)
Fee revenue receivable	(121,550)
Deferred revenue	187,613
Accounts payable	3,878
Accrued payroll	33,919
Deposit FINRA	(1,080)
NET CASH PROVIDED BY OPERATING ACTIVITIES	90,428
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's withdrawals	(84,000)
NET CASH USED BY FINANCING ACTIVITIES	(84,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	6,428
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	53,126
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 59,554
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:	
Forgiveness of debt	$ 25,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

BHA Select Network, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2008 under another name (previously known as Parker Point Capital, LLC) under the laws of the State of Massachusetts. The Company registered for Broker-Dealer Status as BHA Select Network, LLC in July 2013 which was granted on March 5, 2014. The Company provides investment banking and related financial advisory services to alternative investment fund managers. It operates out of one office in Southborough, Massachusetts.

The Company is wholly owned by Brighton House Associates, LLC (the "Parent"), an investment banking firm located in Southborough, Massachusetts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All items of income and expense are accounted for on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company has two streams of revenue. For alternative investment fund managers, the Company performs marketing consulting services pre-fundraising. Consulting service revenue is recognized when earned, which generally coincides with the launch of fundraising activities by the alternative investment fund manager. Consulting services received in advance of being earned are included in deferred revenue. Consulting services earned but subject to deferred payment terms are not recorded until such amounts are billable under contract.

Note 2 - Summary of Significant Accounting Policies (concluded)

Based on historical experience, the Company defers a portion of the consulting service revenue beyond the date of the launch of the fundraising activities for any additional consulting services to be delivered through the end of the contract period. Fee revenue receivable represents amounts earned but not yet received.

The Company also recognizes "success fee" revenue associated with the efforts of the licensed broker-dealer employees of the Company to raise capital on behalf of alternative investment fund managers. Success fees are recorded as revenue, when received. There were no success fees recorded in the year ended December 31, 2014.

Based on historical analysis and customer-specific credit considerations, the Company considers all fees receivable at December 31, 2014 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2014. Certain fees receivable can be settled in cash or securities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or Massachusetts State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass–through entity, are required to be evaluated to determine whether the tax positions are "more likely-than-not" of beings sustained by the applicable tax authorities.

Rent Expense

Rent expense is recorded as a portion of an expense sharing agreement based on a straight-line basis over the term of the lease.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.
During 2014, no single customer provided more than 10% or the total revenue.

Note 4 - Commitments

The Company is obligated under a lease agreement for office space expiring June 30, 2015. The future rent commitment as part of an expense sharing agreement under this arrangement is as follows:

Year Ending December 31:

2015	$	51,279
	$	51,279

Total rent expense for the year ended December 31, 2014 was $143,464.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $(165,873), which is less than its requirement by $170,873. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2014, this ratio was (.23).

In May 2015, the Company remedied its net capital deficiency. The parent contributed $57,500 of capital which combined with cash flows from operations for the period from January 1 through May 7, 2015, brought net capital into compliance as of that date.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC, since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

BHA SELECT NETWORK, LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Member's Equity	$ 215,533
DEDUCTIONS AND/OR CHANGES	
Non-Aggregate Indebtedness items	
Non- Allowable Assets	(381,406)
NET CAPITAL	(165,873)
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)	5,000
EXCESS (DEFICIENT) NET CAPITAL	$ (170,873)
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 37,814
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	(0.23)

No material differences exist between the above net capital and the computation included in the Company's corresponding unaudited FOCUS report, as amended, on Form X-17A-5, Part IIA filed as of December 31, 2014.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of BHA Select Network, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) BHA Select Network, LLC (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
May 13, 2015

BHA

Exemption Report

On behalf of BHA Select Network, LLC, I, as Manager, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- BHA Select Network, LLC claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- BHA Select Network, LLC did not hold any customer funds or securities at any time during the year.
- BHA Select Network, LLC met the identified exemption provisions throughout the reporting period without exception.

Manager

BHA Select Network, LLC

WOLF
& COMPANY, P.C.

Independent Accountants' Report

To the Member and Management of
BHA Select Network, LLC
Southborough, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Securities Investor Protection Corporation (SIPC) annual general assessment reconciliation (Form SIPC-7) for the year ended December 31, 2014. The procedures were agreed to by BHA Select Network, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BHA Select Network, LLC's compliance with the applicable instructions of the Form SIPC-7. BHA Select Network, LLC's management is responsible for BHA Select Network, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No differences noted.

2. We compared the amounts reflected in the annual filing as required by Rule 17a-5(d) for the year ended December 31, 2014 with the amounts reported in Form SIPC-7.

   No differences noted.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No differences noted.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

   No findings noted.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   No differences noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

* * * * * *

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
May 13, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2014 AMENDMENT
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-69341 FINRA DEC

BHA Select Network, LLC
371 Turnpike Rd., Ste. 300
Southborough, MA 01772

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dan McDermott 508-786-0480

2. A. General Assessment (item 2e from page 2) $ 2,770

B. Less payment made with SIPC-6 filed (exclude interest) (2,935)
SIPC-6 Paid 7/24/14 $74, SIPC-7 Paid 2/25/15 $2861
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (165)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (165)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(165)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BHA Select Network, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Manager
(Title)

Dated the 11th day of May, 2015

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning March 5, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,132,944
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______ (Deductions in excess of $100,000 require documentation)	25,006
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	25,006
2d. SIPC Net Operating Revenues	$1,107,938
2e. General Assessment @ .0025	$2,770
	(to page 1, line 2.A.)